UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 1

IRIS ENERGY LIMITED
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

 Q4982l109
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q4982l109

1	NAMES OF REPORTING PERSONS
The Awassi Capital Trust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. Q4982l109

1	NAMES OF REPORTING PERSONS
Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Daniel John Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1.	(a)	Name of Issuer: Iris Energy Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Level 12, 44 Market Street

Sydney, NSW 2000 Australia

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

The Awassi Capital Trust #2
Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978) (“Awassi Capital 2”)
Daniel John Roberts

(b)	Address of Principal Business Office, or if None, Residence:

c/o Iris Energy Limited

Level 12, 44 Market Street

Sydney, NSW 2000 Australia

(c)	Citizenship or Place of Organization:

Each of The Awassi Capital Trust #2 and Awassi Capital 2 is organized under the laws of Australia. Mr. Roberts is a citizen of Australia.

(d)	Title of Class of Securities:

Ordinary shares (the “Ordinary Shares”)

(e)	CUSIP Number:

Q4982L109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

(a)-(c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2023, based upon 83,419,050  Ordinary Shares outstanding as of December 31, 2023 (82,419,050  Ordinary Shares outstanding plus 1,000,000 Ordinary Shares issuable upon exercise of options are immediately exercisable or exercisable by each Reporting Person within 60 days of December 31, 2023).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition	Shared power to dispose or direct the disposition
The Awassi Capital Trust #2	5,000,000	6.0%	0	5,000,000	0	5,000,000
Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978)	5,000,000	6.0%	0	5,000,000	0	5,000,000
Daniel John Roberts	5,000,000	6.0%	0	5,000,000	0	5,000,000

The Awassi Capital Trust #2 is the record holder of 5,000,000 Ordinary Shares (including 1,000,000 Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2023). Mr. Roberts is the sole shareholder of Awassi Capital 2, which is the trustee for The Awassi Capital Trust #2. As a result, each of the Reporting Persons may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Awassi Capital Trust #2 By: Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978), its trustee

By:	/s/ Daniel John Roberts
Name: Title:	Daniel John Roberts Director

Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978)

By:	/s/ Daniel John Roberts
Name: Title:	Daniel John Roberts Director

Daniel John Roberts

By:	/s/ Daniel John Roberts

Dated: February 14, 2024

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement